                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                                 AMENDMENT NO. 1
                                (FINAL AMENDMENT)

                          DATATRAK INTERNATIONAL, INC.
                                (Name of Issuer)

                          DATATRAK INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   238134 10 0
                      (CUSIP Number of Class of Securities)

                                                           Copy to:
         Dr. Jeffrey A. Green
 President and Chief Executive Officer              Thomas F. McKee, Esq.
     DataTRAK International, Inc.               Calfee, Halter & Griswold, LLP
        20600 Chagrin Boulevard                1400 McDonald Investment Center
         Cleveland, Ohio 44122                  800 Superior Ave., Suite 1400
            (216) 921-6505                          Cleveland, Ohio 44120
                                                        (216) 622-8200

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of the
               Person(s) Filing Statement)


                                  JULY 12, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

----------------------------------------------- ------------------------------------------
                       Transaction
                        Valuation                          Amount of Filing Fee
----------------------------------------------- ------------------------------------------

                    $19,800,000.00 (1)                        $3,960.00 (2)

----------------------------------------------- ------------------------------------------

(1) For the purpose of calculating the filing fee only, this amount is based on the purchase of 3,300,000 Common Shares of DataTRAK
         International, Inc. at $6.00 per share.

(2) The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired at the time of the initial filing. The filing fee was paid at the time of the initial filing.

[ ]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid:  Not applicable.       Filing party:  Not applicable.
         Form or registration no.:  Not applicable.     Date filed:  Not applicable.


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         This Amendment No. 1 (Final Amendment) is filed pursuant to Rule
13e-4(c)(3) and amends the Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on July 12, 1999 in connection with an offer by DataTRAK International, Inc., an Ohio corporation (the "Company"), pursuant to an Offer to Purchase, dated July 12, 1999 (the "Offer to Purchase"). The Offer to Purchase and the related Letter of Transmittal together constitute the "Offer".


ITEM 1.  SECURITY AND ISSUER.

       Item 1(b) is hereby amended by adding the following information. Pursuant to the terms of the Offer, the Company purchased Shares from its officers, directors and affiliates as set forth in the following table.


                                      NAME                                      SHARES
                                                                               PURCHASED

                       Dr. Jeffrey A. Green                                     152,062
                       Timothy G. Biro                                                0
                       Seth B. Harris                                                 0
                       Terry C. Black                                             6,082
                       Herbert L. Hugill                                         60,824
                       Dr. Robert M. Stote                                        2,721
                       Dr. Alan G. Walton                                       376,149
                       Dr. Mark J. Ratain                                             0
                       Robert E. Flaherty                                             0

       The Shares Purchased information for Dr. Walton includes 248,583 and 50,190 Shares owned by Oxford BioScience Partners, L.P. ("Oxford") and Oxford BioScience Partners (Adjunct), L.P. ("Oxford Adjunct"), respectively, of which OBP Management, L.P. ("OBP") is the general partner, and 8,414 Shares owned by Oxford BioScience Management Partners ("OBM"), and 68,962 Shares owned by Oxford BioScience Partners (Bermuda) Limited Partnership ("Oxford Bermuda"), of which OBP Management (Bermuda) Limited Partnership ("OBP Bermuda") is the general partner. OBP may be deemed to be the beneficial owner of Shares owned by Oxford Bermuda. Dr. Walton, a director of the Company, is a general partner of OBM, OBP, OBP Bermuda and may be deemed to be a beneficial owner of the Shares held by such entities.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         Item 3(b) is hereby amended by adding the following information. The Company's Board of Directors has approved a proposal to amend the Company's Fifth Amended and Restated Articles of Incorporation. The proposed amendment would decrease the number of classes on the Company's Board of Directors from three classes of Directors with each class serving a three-year term to two classes of Directors with each class of Directors serving a two-




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year term. This proposal will be voted upon at the Company's Annual Meeting of
Shareholders for 1999 on September 22, 1999.


ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The following table sets forth certain details concerning the issuance of Shares pursuant to the exercise of options under the Company's various option plans from July 12, 1999 through the date hereof. Each transaction was effected in accordance with the respective Option Plan and the individual's option agreement.

                                                        EXERCISE PRICE
                                             COMMON           PER
                                             SHARES      COMMON SHARE
           NAME                 DATE          ISSUED                                    OPTION PLAN
           ----                 ----         -------    ---------------                 -----------
Terry C. Black               07/21/99          5,000        $ 0.15                  1992 Share Incentive

Herbert L. Hugill            07/17/99         50,000        $ 4.50           1996 Key Employees and Consultants
Oxford BioScience
  Management Partners        07/30/99            666        $ 0.80                     1994 Directors
Oxford BioScience
  Management Partners        07/30/99          1,667        $ 4.15                     1994 Directors
Oxford BioScience
  Management Partners        07/30/99          1,500        $ 4.38                 1996 Outside Directors
Oxford BioScience
  Management Partners        07/30/99         10,000        $ 4.19                 1996 Outside Directors
Company Employee             07/20/99          5,117        $ 0.30                  1992 Share Incentive
Former Employee              07/14/99         12,500        $ 4.15                  1992 Share Incentive
Former Employee              07/14/99          7,500        $ 4.75           1996 Key Employees and Consultants
Former Employee              07/19/99          7,500        $ 4.15                  1992 Share Incentive
Former Employee              07/19/99          7,500        $ 4.75           1996 Key Employees and Consultants
Former Employee              07/13/99          3,500        $ 2.63           1996 Key Employees and Consultants
Former Employees
  (3 persons)                07/19/99         13,500        $ 4.50           1996 Key Employees and Consultants


ITEM 8.  ADDITIONAL INFORMATION.

         Item 8(e) is hereby amended by adding the following supplemental information. The Offer expired at 5:00 p.m. Eastern Daylight Savings time on August 9, 1999. Pursuant to the terms of the Offer, 5,403,795 Shares were validly tendered and not withdrawn. The final proration factor applicable to the Shares was 0.60824. This proration factor was not applied to any of the tendered "odd-lot" Common Shares, all of which were purchased by the Company. The Company accepted for payment on a pro rata basis, and thereby purchased, 3,300,000 Shares pursuant to the terms of the Offer for a total purchase price of $19,800,000. On August 10, 1999 the Company issued a press release announcing the expiration of the tender offer. On August 17, 1999 the Company issued a press release announcing the final results of the tender offer. Copies of the press releases are attached hereto as Exhibit (a)(10) and Exhibit (a)(11) and are incorporated herein by reference


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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(10)     Press Release of the Company, dated August 10, 1999.

      (a)(11)     Press Release of the Company, dated August 17, 1999.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 19, 1999                  DATATRAK INTERNATIONAL, INC.

                                        By:/s/ Terry C. Black
                                           -------------------------------------
                                           Terry C. Black
                                           Vice President of Finance, Chief
                                              Financial Officer, Treasurer and
                                              Assistant Secretary




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                                INDEX TO EXHIBITS


      (a)(10)     Press Release of the Company, dated August 10, 1999.

      (a)(11)     Press Release of the Company, dated August 17, 1999.





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